Delek Logistics Partners, LP

7102 Commerce Way

Brentwood, Tennessee 37027

(615) 771-6701

April 26, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Purcell

Re:	Delek Logistics Partners, LP

Re gistration Statement on Form S-3

Filed April 14, 2022

File No. 333-264300

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Delek Logistics Partners, LP, a Delaware limited partnership (the “Partnership”), respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on Friday, April 29, 2022, or as soon thereafter as is practicable.

Please contact Michael Rigdon of Kirkland & Ellis LLP, the Partnership’s legal counsel, at (713) 836-3647, if you have any questions or concerns regarding this matter. Thank you in advance for your assistance.

Sincerely,

DELEK LOGISTICS PARTNERS, LP

By:	Delek Logistics GP, LLC, its general partner

By: /s/ Denise McWatters
Name: Denise McWatters
Title: Executive Vice President, General Counsel and Secretary

cc:	Sean T. Wheeler, P.C., Kirkland & Ellis LLP

Michael W. Rigdon, Kirkland & Ellis LLP